Exhibit 99.130

APHRIA SIGNS SUPPLY AGREEMENTS WITH ALL PROVINCES AND YUKON

Aphria’s adult-use cannabis products will be available coast-to-coast on October 17; introducing two new adult-use value brands in coming months

Leamington, Ontario — September 20, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced they have signed supply agreements with official distributors in all ten provinces and one territory to provide high-quality, branded cannabis products for the adult-use market across the country come recreational cannabis legalization on October 17th.

With 28 days to legalization, Aphria has already begun shipping initial product orders to ensure an extensive range of products from the Company’s expanding portfolio of adult-use brands will be available to consumers on October 17. Aphria’s recreational brands Solei and RIFF will also be available through online and in-store retailers in all markets. Premium B.C.-bud from Broken Coast will also be available in most markets.

Each of Aphria’s brands have been carefully developed to meet the needs and interests of distinct consumer segments. Two additional adult-use brands will be available on October 17th, expanding the Company’s offerings to a wider consumer market, including the value-conscious and conventional user.

“Aphria is not only ready to serve the immediate demand for recreational cannabis on October 17, but we’re also getting ready for the long-term evolution of the industry” said Vic Neufeld, Chief Executive Officer of Aphria. “We’re actively working on new product categories and product innovations, with a focus on understanding different consumer behavior and preferences, to ensure we’re leading wherever the market is going.”

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

###

For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.